Exhibit 99.1
FOR IMMEDIATE RELEASE
JED OIL INC. ANNOUNCES 2007 THIRD QUARTER FINANCIAL RESULTS
AND REPORTS PROGRESS
Drilling Results and Guidance Updated
(all amounts expressed in U.S. Dollars)
Didsbury, Alberta — Wednesday, November 14, 2007 — JED Oil Inc. (AMEX: JDO) today announced financial results for the three and nine months ended September 30, 2007, reviewed its progress over the past year, and updated its future program and guidance.
Q3, 2007 Compared to Q3, 2006
The past year has been pivotal for JED and a number of problems and obstacles have been overcome. At the end of the third quarter in 2006 there was some doubt as to the ability of the Company to continue as a going concern. A year later, JED is not only continuing as an operating company but is in a growth mode and is poised for what the Company believes will be significant gains over the next 6 months in production, revenues and reserves which have not been historically recognized. JED is a very different company than it was a year ago, with substantial changes in both assets and management. Many of the assets discussed in the third quarter of 2006 have been sold and new assets acquired, particularly through the acquisition in July of Caribou Resources Corp. Accordingly management believes that the comparison of much of the data between the third quarters of 2007 and 2006 is not only meaningless but taken out of context could even be misleading. As a result of the above, JED is back in a growth mode and management is excited about future prospects.
Summarized financial and operational data
(in US$ 000’s except for volumes and per share amounts)

All financial results are in accordance with US GAAP	3 Months Ended			9 Months Ended
	September 30,			September 30,
	2007	2006	Change	2007	2006	Change

Production Information
Oil production (bbl per day)	286	692	(59)%	258	728	(65)%
Gas production (mcf per day)	3,317	6,391	(48)%	3,466	6,211	(44)%
Average production (boe per day)	839	1,757	(52)%	835	1,763	(53)%
Exit rate (boe per day)	1,108	2,001	(45)%	1,108	2,001	(45)%

Financial Information
Revenue	$3,011	$7,096	(58)%	$10,126	$20,373	(50)%
Cash provided by (used in) operating activities	$1,431	$3,800	(62)%	$3,504	$6,485	(46)%
Cash provided by (used in) operating activities per share	$0.07	$0.25	(72)%	$0.21	$0.44	(52)%
Funds from operations	$587	$2,926	(80)%	$2,391	$7,557	(68)%
Funds from operations per share	$0.03	$0.20	(85)%	$0.14	$0.51	(73)%
Net income(loss) applicable to common stockholders	($1,226)	($61,555)	98%	9,403	($61,109)	115%
Net income(loss) per share — basic	($0.06)	($4.12)	99%	$0.55	($4.12)	113%

Operating information (on a per boe basis)
Average price received per bbl of oil	$66.63	$56.46	18%	$61,89	$51.32	21%
Average price received per mcf of gas	$5.80	$5.96	(3)%	$6.56	$6.00	9%
Average price received per boe	$39.01	$43.90	(11)%	$44.42	$42.33	5%
Operating costs per boe*	$15.93	$7.23	120%	$9.06	$8.24	10%
Operating netbacks per boe	$23.08	$36.67	(37)%	$35.36	$34.09	4%

*	Operating Costs per boe have risen as a result of the northern assets acquired from Caribou, which traditionally have higher lifting costs due to both distance and weather. The last reported operating costs per boe by Caribou were $21.09 per boe, so JED has already been able to reduce these costs. In addition these costs will not rise substantially as production increases, so that the Company’s growth in production will cause a further decrease in operating costs per boe in the future.

“BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.”
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JED Oil News Release November 14, 2007	Page 2
Financial Update
JED has made significant strides over the past year and is currently in a growth mode, exploiting the undeveloped assets acquired through Caribou. The remaining hurdles are the redemption of outstanding notes, which management is confident that the Company has a variety of options with which it can meet this liability, and the plan to bring JED back in compliance with the American Stock Exchange continued listing requirements, which is on track.
At the end of 2007 third quarter JED had outstanding Notes totaling $40.2 million which mature and are redeemable on February 1, 2008. Effective October 31, 2007, holders of $1.22 million Notes exchanged their Notes for Junior Notes, which are subordinated to the Notes; mature on February 1, 2010, and may be converted at the holder’s option to common shares at a conversion price of $3.50 per common share. JED is currently in discussion with other Noteholders about exchanging their Notes for Junior Notes and is targeting to exchange approximately $15 million of Notes for Junior Notes. JED intends to redeem the remaining outstanding Notes not exchanged for Junior Notes or converted to common shares by February 1, 2008 by using cash flow and a combination of proceeds from the sale of assets (as described in more detail below), debt and other available financing options. JED’s Chief Financial Officer, Richard Carmichael, stated “We believe that a combination of the various financing options available will enable us to redeem the outstanding Notes without significant impairment to our winter drilling program. However, a slow-down in the program is another viable option if required. We also continue to make progress on the plan presented to the American Stock Exchange to bring JED back in compliance with its continued listing requirements. JED’s financial statements continue to include a going concern uncertainty note. The note provides information regarding the Company and outlines the issues the Company faces to remain a going concern. We have made positive strides towards meeting these issues.”
During the third quarter, the holders of approximately $28.76 million of JED’s Series B Preferred shares voted to amend the terms of the shares: among other things, extending the maturity date for two years to February 1, 2010, and reducing the conversion price (at which the shares may be converted at the holder’s option to common shares) to $3.50 from $16.00.
Third Quarter 2007 Drilling Update
The highlight of the third quarter was the completion of the acquisition of Caribou Resources, which has been renamed JED Production Inc. and is now a wholly-owned subsidiary of JED. Also during the third quarter in West Ferrier JED drilled and completed a producing gas well, drilled a standing Ellersley gas well and spudded a third location.
Subsequent Events, Drilling Update and Winter Drilling Program
Subsequent to September 30th, JED has successfully completed an oil well and is in the process of tie-ins of two more wells in the Steen River, Alberta area. The Steen River assets and development potential are one of the most significant benefits of the acquisition of Caribou. The completion and two tie-ins will result in an immediate material increase in production and revenues. In addition, by applying the appropriate analysis to the Steen River area anticline formation, an independent consulting engineer has added over $33 million of net present value in addition to the value of the Steen River assets as previously estimated in Caribou’s reserve report, significantly increasing the value of the Caribou acquisition. JED plans a 15 well drilling program in the Steen River area this winter. Although the start was delayed by warm weather, a rig is on site and will shortly commence drilling the first well, and licenses and permits are in place for the whole program. If necessary, weather delays can be caught up by the availability of multiple rigs. James Rundell, JED’s President noted, “Now that our winter drilling program has commenced, we are looking forward to developing the upside potential with relatively low incremental expenditures that we anticipate from the Caribou assets.”
In addition to the current winter program, JED’s continuing geological review of the entire Steen River prospect has resulted in the identification of 22 additional drilling locations for the 2008/2009 drilling program, on lands held by JED or adjacent thereto.
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JED Oil News Release November 14, 2007	Page 3
The entire Steen River prospect consists of over 2 million acres, of which only approximately 200,000 acres are currently under lease to JED and other parties, and the balance is available for leasing from the Province of Alberta. This means that the Company owns over 150,000 undrilled acres, and has the potential acquire over ten times as much additional land, that JED continues to review for further drilling sites in the years to come. In addition to the Steen River area, management is currently reviewing its other assets and other opportunities to identify summer drilling prospects for 2008 and beyond.
Also since September 30, 2007, JED finished drilling the last well in West Ferrier, which is a standing Ellersley gas well, and the Redwater assets of JED Production were sold for approximately $6.75 million (Cdn$7 million).
In addition, in accordance with JED’s ongoing business plan of developing assets and subsequently selling them, sales of the Midale, North Dakota; Wizard Lake, Alberta, and West Ferrier, Alberta assets are currently in negotiations. JED, which holds 100% working interest in its Steen River assets, is also considering acquiring working interest partners for up to a 25% working interest. These new partners would purchase the working interest in the existing Steen River production and pay their pro rata share of the future capital expenditures. Proceeds from the sales of the Midale, Wizard Lake and West Ferrier Assets, and sale of up to a 25% working interest in the existing Steen River production, will be used for the redemption of the outstanding Notes on February 1, 2008 and program development. As required, JED also has the options of additional debt, use of cash flow and other financing options, and, if necessary, a slow down in the current drilling program.
Guidance Update
In its news release of June 19, 2007, JED stated that its then estimate for 2007 year-end production was approximately 2,900 BOE/d and utilizing existing lands, the current capital base and the significant reduction in debt, the forecasted exit rate for Q1 2008 and Q2 2008 was expected to be approximately 4,100 BOE/d and 4,500 BOE/d respectively. The guidance for the 2007 year-end production assumed the planned sales of the Midale, Wizard Lake or West Ferrier assets would occur in 2008. Another variable to the guidance is the potential sale of up to a 25% working interest in the Steen River assets. Accordingly the Company now believes that an exit rate at December 31, 2007 is more likely to be around 2,700 BOE/d or 2,000 BOE/d, assuming a 100% or 75% working interest respectively in Steen River, as JED is currently negotiating the proposed asset sales and will close them as soon as possible. Assuming the three asset sales, our guidance for JED’s production exit rate at March 31, 2008 is 4,100 BOE/d or 3,000 BOE/d and at June 30, 2008 is 4,400 BOE/d or 3,300 BOE/d, assuming JED has a 100% working interest or 75% working interest respectively in Steen River. Management believes that production guidance is achievable and that the biggest factor in meeting the guidance is timing of the drilling program.
In addition, on June 19, 2007 JED reported that funds provided by operating activities before changes in operating assets and liabilities (“funds from operations”) on a combined basis for Q3 2007 were expected at approximately $2.9 million and $8 million for Q4. Funds from operations for Q1 2008 were expected at approximately $13 million with $26.5 million expected for the first six months of 2008. Funds from operations for 2007 were $587,000, which was significantly below the issued guidance, primarily due to the results of the last two wells drilled in West Ferrier which were not completed and put on production. Attaining the results of the guidance for Q4 2007 and the first two quarters of 2008 will depend on the timing and results of the winter drilling program.
Capitalization
Currently, JED has common shares outstanding of approximately 23.8 million. On a fully diluted basis there would be approximately 38 million shares based on the exercise or conversion to common shares of existing stock options, Agents Warrants (as revised in accordance with their terms), Notes (as revised in accordance with their terms), Junior Notes and Series B Preferred shares (as amended).
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JED Oil News Release November 14, 2007	Page 4
JED Negotiates Casing Failure Claim
JED is in the process of negotiating claims to be reimbursed for costs occurred as a result of a casing failure caused by defective pipe during the completion of a well in West Ferrier. JED has collected from its primary insurer but is negotiating to collect on a second policy for sub-surface environmental clean-up from a second insurer or JED’s insurance agent, and for reimbursement for all non-insured costs from the company which provided the pipe. A legal action is being prepared and will be brought by JED if these negotiations are not successful to JED’s satisfaction in the near future.
Conference Call
JED will host a conference call tomorrow Thursday, November 15th at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss the third quarter results, recent corporate news and the outlook for the Company. Interested parties may participate in the call by dialing 706-758-4183. Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call. After opening remarks, there will be a question and answer period. This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com. To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days. We suggest listeners use Microsoft Explorer as their browser.
A comprehensive management discussion and analysis (MD&A) and financial report for the three months and nine months ended September 30, 2007 will be available at www.sec.gov and www.sedar.com on November 15, 2007.
About JED
Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.
Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas to 1 barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The anticipated success and production of JED’s current drilling, work-over and tie-in opportunities may not be realized. Other factors that may affect future results include uncertainties involved in the dispute with one of our noteholders and other risk and uncertainties as are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com). JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts: JED Oil Inc. Tom Jacobsen, CEO (403) 335-2107 Marcia Johnston, VP Legal & Corporate Affairs (403) 335-2105 www.jedoil.com	or	Investor Relations Counsel The Equity Group Inc. Linda Latman (212) 836-9609 Lena Cati (212) 836-9611 www.theequitygroup.com